BY EDGAR TRANSMISSION

January 18, 2010

Ms. Allison White
Mr. Tony Burak
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Variable Contracts Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-171242

Dear Ms. White and Mr. Burak:

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the
comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on January 4, 2011. Changes in response to staff comments will be made by the Registrant in its Definitive Filing on Form 497 for the Proxy Statement/Prospectus
related to the Reorganization of the LargeCap Value Account III into the Equity Income Account.

Comment 1. Please ensure that the following statement included in the proxy card is highlighted in some fashion; “If your instructions are not received, votes will be cast in proportion to the instructions received from all other contract owners with a voting interest in the LargeCap Value
Account III.”

Response. The disclosure will be bolded in the actual proxy card.

Comment 2. In the pro forma financial statements, include a footnote explaining the adjustments to the Reimbursement from Advisor amount on the statement of operations.

Response. An appropriate footnote has been added.

Comment 3. In the pro forma financial statements, the adjustment to net investment income(loss)
net increase(decrease) in net asset resulting from operations should be $778.

Response. The calculation has been corrected.

Comment 4. In Footnote A to the pro forma statement of operations, add disclosure that the pro forma adjustment results in a decrease to management and investment advisory fees.

Response. The disclosure has been added.

Comment 5. Mark the pro forma schedule of investments as unaudited.

Response. The pro forma schedule of investments has been appropriately identified as unaudited.

Comment 6. In the newly combined columns in the pro forma schedule of investments, indicate that such columns are pro forma and indentify the surviving fund for accounting purposes.

Response. The section has been appropriately revised.

Comment 7. In the pro forma schedule of investments, include a footnote to explain the pro forma adjustment.

Response. A footnote has been added.

Comment 8. In the notes to the financial statements, indicate which fund will be the surviving entity for accounting purposes.

Response. The appropriate disclosure has been added.

Comment 9. Include the appropriate “Tandy” representations in regards to this filing.

Response. The appropriaBte “Tandy” language is included below.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at 515-B235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Variable Contracts Funds, Inc.